SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                      Gleason Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           377339106
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 25, 1995
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 500,400 shares, which constitutes approximately 9.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,166,374 shares outstanding.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 146,200(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 146,200(1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 146,200 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 146,200 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: IN

- -------------
(1) Solely in his capacities as sole trustee and as one of two trustors of the Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: IN

- ------------
(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: 146,200
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 146,200
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     146,200

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  2.8%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Airlie Group, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 161,500 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 161,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     161,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: PN
- ------------
(1)  Power is exercised through its sole general partner, EBD, L.P.

1.   Name of Reporting Person:

     EBD, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 161,500(1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 161,500(1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     161,500 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: PN

- ------------
(1) Power is exercised through its two general partners, Dort A. Cameron, III and TMT-FW, Inc.
(2) Solely in its capacity as the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     Dort A. Cameron, III

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.   Citizenship or Place of Organization: USA


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 161,500 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 161,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     161,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /


13.  Percent of Class Represented by Amount in Row (11):  3.1%


14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     TMT-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 161,500 (1)(2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 161,500 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     161,500 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: IN

- ------------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2) Solely in its capacity as one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 161,500 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 161,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     161,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD, L.P., which is the sole general partner of The Airlie Group, L.P.

1.   Name of Reporting Person:

     James C. Garnett

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 1,000
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 1,000
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     1,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 45,500(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 45,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     45,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0.8%

14.  Type of Reporting Person: 00-Trust

- ------------
(1)  Power is exercised through one of its trustees and its sole trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.   Citizenship or Place of Organization: USA

              7.   Sole Voting Power: 45,500(1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: 45,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     45,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                           /   /

13.  Percent of Class Represented by Amount in Row (11):  0.8%

14.  Type of Reporting Person: IN

- ------------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 10, 1993, as amended by Amendment No. 1 dated September 3, 1993, Amendment No. 2 dated November 8, 1993, and by Amendment No. 3 dated November 19, 1993 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share, of Gleason Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing includes a composite of all paper filings to date made by the Reporting Persons (as hereinafter defined) on Schedule 13D with respect to such securities.

Item 1.  SECURITY AND ISSUER.

     This statement relates to the shares of Common Stock, par value $1.00 per share (the "Stock"), of Gleason Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1000 University Avenue, Rochester, New York 14692.

Item 2.  IDENTITY AND BACKGROUND.

     Item 2 hereby is amended and restated in its entirety to read as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), Nancy
L. Bass ("NLB"), Lee M. Bass ("LMB"), The Airlie Group L.P., a Delaware limited partnership ("TAG"), EBD L.P., a Delaware limited partnership ("EBD"), Dort A. Cameron III ("DAC"), TMT-FW, Inc., a Texas corporation ("TMT-FW"), Thomas M. Taylor ("TMT"), James C. Garnett ("JCG"), Sid R. Bass Management Trust ("SRBMT") and Sid R. Bass ("SRB"). BMT, PRB, NLB, LMB, TAG, EBD, DAC, TMT-FW, TMT, JCG, SRBMT and SRB are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Effective as of May 29, 1994, David A. Sachs ("DAS") terminated his employment with TMT-FW. As a result of the termination of such relationship, DAS and his spouse, Karen Richards Sachs, shall no longer be Reporting Persons for purposes of this and all future filings on Schedule 13D.

     (b) - (c)

     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. PRB is one of the Trustors and the sole Trustee of BMT.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc.

     PRB, Inc. is a Texas corporation, the principal business of which is ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     LMB

     LMB's principal occupation or employment is serving as President of Lee
M. Bass, Inc. ("LMB, Inc."). LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co.("BEPCO")), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     TAG

     TAG is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of TAG, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to EBD, the sole general partner of TAG, is set forth below.

     EBD

     EBD is a Delaware limited partnership, the principal business of which is serving as the sole general partner of TAG. The principal business address of EBD, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, information with respect to DAC and TMT-FW, the two general partners of EBD, is set forth below.

     DAC

     DAC's business address is 115 East Putnam Avenue, Greenwich, Connecticut 06830 and his present principal occupation or employment at such address is serving as one of two general partners of EBD.

     TMT-FW

     TMT-FW is a Texas corporation, the principal business of which is serving as one of two general partners of EBD. The principal business address of TMT-FW, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of TMT-FW are as follows:

                    RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS         OR EMPLOYMENT

Thomas M. Taylor    201 Main Street          President of Thomas
                    Suite 3200                 M. Taylor & Co.
                    Fort Worth, Texas 76102    ("Taylor & Co.")

W. R. Cotham        201 Main Street          Vice President/
                    Suite 2600                 Controller of
                    Fort Worth, Texas 76102    BEPCO

     Taylor & Co. is a Texas corporation, the principal business of which is the rendering of investment consulting services to third parties. The principal business address of Taylor & Co., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     TMT

     See answers above.

     JCG

     JCG's principal occupation or employment is serving as an employee of Taylor & Co. JCG's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to the Schedule 13D of the Act, information with respect to two of its Trustees, LMB and PRB, is set forth above. Information with respect to its other Trustee, SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700. Fort Worth, Texas, 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.")

     SRB, Inc. is a Texas corporation, the principal businesses of which are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants (through various partnerships), farming, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

     BMT            Trust Funds (1)          $1,830,018.32 (2)

     PRB            Not Applicable           Not Applicable

     NLB            Not Applicable           Not Applicable

     LMB            Personal Funds (3)       $1,830,018.32 (4)

     TAG            Working Capital (5)      $3,660,036.59 (6)

     EBD            Not Applicable           Not Applicable

     DAC            Not Applicable           Not Applicable

     TMT-FW         Not Applicable           Not Applicable

     TMT            Not Applicable           Not Applicable

     JCG            Personal Funds (3)       $   14,205.35

     SRBMT          Trust Funds (1)          $  844,557.20

     SRB            Not Applicable           Not Applicable

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) This figure represents the total amount expended by BMT for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent BMT's net investment in shares of the Stock. BMT's net investment in shares of the Stock is $1,823,723.78.

     (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) This figure represents the total amount expended by LMB for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent LMB's net investment in shares of the Stock. LMB's net investment in shares of the Stock is $1,823,723.78.

     (5) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (6) This figure represents the total amount expended by TAG for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent TAG's net investment in shares of the Stock. TAG's net investment in shares of the Stock is $739,280.19.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety to read as follows:

     The Reporting Persons acquired and continue to hold the Shares of the Stock reported herein for investment purposes. Consistent with such purposes, representatives of the Reporting Persons have had discussions with management, directors and other shareholders regarding the business of the Issuer and possible ways to maximize long-term shareholder value. The Reporting Persons intend to continue to explore with such persons various ideas in this regard.

     Representatives of the Reporting Persons have suggested that the Board consider renewed purchases of shares of the Stock in the open market pursuant to the Issuer's share repurchase program in light of the Issuer's expectations as to 1995 earnings and cash-flow. Such representatives have also recommended that the Issuer significantly improve its communications with, and provision of information to, the investment community in order to aid the maximization of shareholder value.

     Depending on market conditions and other factors that each of the Reporting Persons may deem material to its investment decisions, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock on the open market or in private transactions.

     In order to fund partnership distributions, TAG has sold a portion of its Stock and may, from time to time, effect further such sales, depending on market conditions and other factors. The Bass parties continue to hold their shares of the Stock for investment purposes, as stated above.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 hereby are amended and restated in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 146,200, which constitutes approximately 2.8% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 146,200 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 146,200 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 146,200, which constitutes approximately 2.8% of the outstanding shares of the Stock.

     TAG

     The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 161,500, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     EBD

     Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 161,500 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     DAC

     Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 161,500 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     TMT-FW

     Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 161,500 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     TMT

     Because of his position as the President and sole shareholder of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 161,500 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     JCG

     The aggregate number of shares of the Stock that JCG owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 45,500, which constitutes 0.8% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a Trustee and sole Trustor and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 45,500 shares of the Stock, which constitutes 0.8% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 146,200 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 146,200 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 146,200 shares of the Stock.

     TAG

     Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 161,500 shares of the Stock.

     EBD

     As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 161,500 shares of the Stock.

     DAC

     As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 161,500 shares of the Stock.

     TMT-FW

     As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 161,500 shares of the Stock.

     TMT

     As the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, which is the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 161,500 shares of the Stock.

     JCG

     JCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000 shares of the Stock.

     SRBMT

     Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45,500 shares of the Stock.

     SRB

     Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45,500 shares of the Stock.

     (c) During the past sixty days, the Reporting Persons have effected transactions in shares of the Stock in open market transactions on the New York Stock Exchange as follows:
                            NO. OF SHARES
REPORTING                   PURCHASED (P)    PRICE PER
PERSONS        DATE         OR SOLD (S)      SHARE

SRBMT          04/11/95      10,000(P)       $18.15
SRBMT          04/11/95       7,500(P)        18.19
SRBMT          04/12/95       8,000(P)        19.11
SRBMT          04/12/95      17,000(P)        18.31
SRBMT          04/13/95       3,000(P)        20.86
TAG            04/17/95      11,900(S)        21.94
TAG            04/20/95      15,000(S)        21.24
TAG            04/24/95      40,000(S)        22.86
TAG            04/24/95      20,000(S)        21.94
TAG            04/25/95      39,000(S)        22.59

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past sixty days.

     (d)

     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)

     Not applicable.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  April 26, 1995


                              /s/ W. R. Cotham
                              W. R. Cotham, Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   LEE M. BASS (4)
                                   DORT A. CAMERON, III (5)
                                   THOMAS M. TAYLOR (6)
                                   JAMES C. GARNETT (7)
                                   SID R. BASS MANAGEMENT TRUST (8)
                                   SID R. BASS (9)

                              THE AIRLIE GROUP L.P.,
                              a Delaware limited partnership

                              By:  EBD L.P., a Delaware
                                    limited partnership, General Partner

                                   By:  TMT-FW, INC., a Texas
                                        corporation, General Partner


                                        By:/s/ W. R. Cotham
                                           W. R. Cotham, Vice President

                              EBD L.P.,
                              a Delaware limited partnership

                              By: TMT-FW, INC., a Texas
                                   corporation, General Partner


                                   By:/s/ W. R. Cotham
                                      W. R. Cotham, Vice President

                              TMT-FW, INC.,
                              a Texas corporation


                              By:/s/ W. R. Cotham
                                 W. R. Cotham, Vice President

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron, III previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of James C. Garnett previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

Exhibit                  Description
- -------                  -----------

99.1                 Agreement pursuant to Rule
                     13d-1(f)(1)(iii), filed herewith